UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 6, 2021, announcing the Company's financial results for the first quarter ended March 31, 2021.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 6, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FIRST QUARTER 2021 RESULTS
HIGHLIGHTS

•	Challenging quarter due to stunted demand recovery and restricted crude supply
•	Euronav continuing to diversify financing with new sustainability-linked funding sources
•	Investing for the future with VLCC and Suezmax fleet renewal added during quarter

ANTWERP, Belgium, 6 May 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the first quarter of 2021, ended 31 March 2021.

Hugo De Stoop, CEO of Euronav said: ”Low freight rate market conditions prevailed during Q1 and into the current quarter. Mobility restrictions linked to the COVID-19 pandemic continue to affect global crude consumption. Whilst the tapering of OPEC + production cuts later this month is an encouraging sign, available large crude tonnage remains abundant. We remain confident that the market will recover in the medium-term and that is why we took advantage of available low asset prices to make counter-cyclical investments in both the VLCC and Suezmax segments during Q1. Alongside the excellent relationships that Euronav maintains with shipyards, our new eco-ships will form a key part of our energy transition strategy to lower our fleet emissions.”

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2021	First Quarter 2020

Revenue	113,423	416,668
Other operating income	2,371	3,278

Voyage expenses and commissions	(21,187)	(32,679)
Vessel operating expenses	(56,145)	(53,930)
Charter hire expenses	(2,748)	(720)
General and administrative expenses	(14,298)	(16,401)
Net gain (loss) on disposal of tangible assets	1,163	8,298
Depreciation	(83,857)	(82,315)
Net finance expenses	(16,380)	(21,192)
Share of profit (loss) of equity accounted investees	5,934	5,220
Result before taxation	(71,724)	226,227

Tax benefit (expense)	711	(614)
Profit (loss) for the period	(71,013)	225,613

Attributable to: Owners of the Company	(71,013)	225,613

The contribution to the result is as follows:

(in thousands of USD)	First Quarter 2021	First Quarter 2020

Tankers	(77,320)	221,364
FSO	6,307	4,249
Result after taxation	(71,013)	225,613

Information per share:

(in USD per share)	First Quarter 2021	First Quarter 2020

Weighted average number of shares (basic) *	201,677,981	215,078,497
Result after taxation	(0.35)	1.05

∗	The number of shares issued on 31 March 2021 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav on 31 March 2021 is 201,677,981.

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2021	First Quarter 2020

Profit (loss) for the period	(71,013)	225,613
+ Net interest expenses	16,446	19,390
+ Depreciation of tangible and intangible assets	83,857	82,315
+ Income tax expense (benefit)	(711)	614
EBITDA (unaudited)	28,579	327,932

+ Net interest expenses JV	836	1,306
+ Depreciation of tangible and intangible assets JV	3,041	5,558
+ Income tax expense (benefit) JV	658	428
Proportionate EBITDA	33,114	335,224

Proportionate EBITDA per share:

(in USD per share)	First Quarter 2021	First Quarter 2020

Weighted average number of shares (basic)	201,677,981	215,078,497
Proportionate EBITDA	0.15	1.56

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2021, the Company realized a net loss of USD 71 million or USD 0.35 per share (first quarter 2020: a net profit of 225.6 USD million or USD 1.05 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 33.1 million (first quarter 2020: USD 335.2 million).

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2021	First quarter 2020
VLCC
Average spot rate (in TI Pool)*	14,000	72,750
Average time charter rate**	39,500	37,000
SUEZMAX
Average spot rate***	11,500	59,250
Average time charter rate	29,500	30,250
*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Sales
During February Euronav entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284 dwt) with Taiping & Sinopec Financial Leasing Co., Ltd.. The vessel was sold for USD 36 million. The transaction produced a capital gain of about USD 1.2 million. After repayment of the existing debt, the transaction generated USD 19 million free cash.

Acquisition - Suezmax
Also in February, Euronav announced it has entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts. Currently completing construction at the Daehan Shipyard in South Korea, these modern vessels are being acquired for an en-bloc price of USD 113 million. Both vessels are due for delivery in January 2022. The vessels have the LNG Ready structural notation and Euronav is working closely with the shipyard and classification society to have the Ammonia Ready structural notation as well. This provides the option to switch to other fuels at a later stage in the future.

Acquisition – VLCC
In April, Euronav entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts. The vessels will be delivered during Q4 2022 and Q1 2023, costing USD 186 million en-bloc, including USD 4.2 million in additions and upgrades to the standard specifications. Euronav also has the option to contract a third VLCC with the same specifications for delivery in the second quarter of 2023. The vessels will have the LNG Ready structural notation and Euronav is also working with the shipyard and classification society to include an Ammonia Ready structural notation.

Maintenance
On our existing fleet, we will continue to take advantage of the current challenging freight rate background to accelerate a number of scheduled dry dockings. 27 dry dockings are scheduled to take place in 2021 (17 VLCCs and 10 Suezmaxes) of which 8 have been completed already (7 VLCCs and 1 Suezmax).

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

Cash dividend related to Q1 2021
Euronav remains committed to distribute quarterly dividends throughout the cycle independently of the net income results and will distribute a fixed dividend of USD 12 cents on an annual basis or USD 3 cents per quarter.

Q1-2021 dividend (coupon 25):

Ex dividend	20 May 2021
Record date	21 May 2021
Payment date	3 June 2021

In view of the record date of Friday 21 May 2021, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Thursday 20 May 2021 at 9.00 a.m. (Belgian time) until Monday 24 May 2021 at 9.00 a.m. (Belgian time).

Annual General Meeting & Special General Meeting May 2021

Euronav has invited its shareholders to participate in the Ordinary General Meeting and the Special General Meeting to be held on Thursday 20 May 2021 at 10.30 a.m. CET and 11.00 a.m. CET, respectively, in 2000 Antwerp, Schaliënstraat 5.

In light of the COVID-19 pandemic, it is uncertain if the measures imposed by the Belgian Federal and Flemish governmental authorities, including prohibition and/or restrictions of physical gatherings, will still be in effect on 20 May 2021. Furthermore, additional measures may be imposed at the time of the shareholders’ meetings. These measures are in the interest of the health of the shareholders, as well as of the employees of the Company and others participating in the organization of the meetings. Accordingly, the Supervisory Board strongly encourages the shareholders not to physically attend the shareholders’ meetings and strongly invites the shareholders to exercise their rights by (i) upfront distant voting using the form for voting by letter, or (ii) upfront by written proxy to the meetings’ secretary. Furthermore, shareholders are encouraged to exercise their right to ask questions relating to the agenda items of the shareholders’ meetings in writing. No standing reception will be organized after the meetings.
The convening notice and the other documents related to the meetings are available on the Company’s website www.euronav.com/investors/corporate-governance/generalassemblies/. The practical formalities for participation in these meetings are described in the convening notice.

An investor presentation for the attention of all shareholders will be published on the Company’s website on 13 May 2021.

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

FINANCING AT EURONAV

Euronav continues to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity, and debt investors. At the end of March 2021, the Company had liquidity of USD 1.1 billion comprising USD 149 million cash and USD 969 million undrawn committed credit facilities.

COVID-19 UPDATE

With COVID-19 infections surging in India and beyond, crew changes are becoming challenging again. Now, more than ever, seafarers need to be designated as key workers to ensure priority vaccination and access to safe transit and travel. Crews have worked tirelessly, at the heart of the world trade, to keep moving crude. Despite difficulties with port access, repatriation, crew changes and many more challenges, there can be no denying that seafarers have gone beyond the call of duty.

So far, fewer than 60 countries have heeded our call for seafarers to be designated as “key workers”. More countries need to do so if we are to resolve this crisis and ensure seafarers are treated humanely, so that their travel to and from their place of work is properly facilitated. There is still a long way to go before we are back to a normal crew change regime.

As vaccination is rolled out in many countries, many governments, including the Belgian government, have started to prioritize seafarers in their national COVID-19 vaccination programmes which is a very positive evolution. We recognize that many seafarers have endured intense hardship while working to keep trade flowing, and we are grateful to them for their service.

TANKER MARKET & OUTLOOK

The VLCC and Suezmax freight markets remained difficult throughout Q1. Two factors have contributed to continually defer freight rate recovery.  Firstly, high compliance with production/export cuts from OPEC+ has continued to restrict cargoes available for commercial transit. This kept 7.2 million bpd out of the market during Q1. Secondly, COVID-19 driven restrictions continue to depress demand for crude oil. Consumption according to the EIA globally has averaged 94 million bpd between July 2020 through to March 2021 (compared to 100 million bpd in Q4 2019, the last full quarter before COVID-19).

The severe impact of those two negative factors was evidenced by the blockage of the Suez Canal, a key crude tanker transit lane, for six days in late March. In ordinary circumstances this would have led to substantial disruption in the large tanker market and a likely increase in freight rates. However, due to the short-term oversupply of tonnage this has had limited effect in operational terms or in benefiting freight rates.

Given this market background, the lack of ship recycling has confounded many observers, including ourselves. Historical precedents suggest periods of challenging freight rates in the tanker markets have induced owners of older tonnage to recycle their ships, reducing therefore the global trading fleet. Since 1990, on average 5% of the VLCC fleet has exited the global fleet following a 12-month period of low freight rates (below USD 25,000 per day). However, this pattern has not emerged in the current low market cycle.

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

Many analysts believe that older tonnage has instead been used for “illicit trade” that has developed around Iranian and Venezuelan sanctioned cargoes. The vessels undertaking this trade have been almost exclusively older tonnage (DNB estimate average age of 20 years for such VLCCs). Rather than head for the recycling yards (and enjoy a high current recycle price of USD 20 million for a VLCC) such vessels have instead been sold, usually to private operators (83 elderly VLCCs sold for instance since 2019) (Source: Gibson Shipbrokers).

Such trade appears to have been policed less effectively in the past few quarters than previously. The impact has been substantial with potentially 66 VLCCs (54 Iran, 12 Venezuela) and 29 Suezmaxes (20 Iran, 9 Venezuela) involved (source: Gibson Shipbrokers). The effect has been to reduce recycling to 11 VLCCs (1.3% of fleet) and 5 Suezmaxes (1%).

Contracting of new tankers, primarily VLCCs, has been a recent source of attention. A key driver has been dual fuel contracting in the VLCC sector with a quarter of the order book now dual fuel denominated. The vast majority of these vessels (80%) will not enter the spot market but will instead start with multi-year time charter. The Suezmax sector has not seen the same level of contracting, with less than five new builds ordered per quarter over the past year.

These dual-fuel vessels reflect the growing structural focus on emissions reduction from financiers. This will in turn increase pressure on older, higher emission tonnage. A quarter of both the VLCC and Suezmax fleet is over 15 years old and consume, on average, 22 % more than younger tonnage aged at 6 years or less (source: Tankers International). Shipping banks, investors, and regulators (IMO, via EEXI regulations due 2023) are increasing their focus on emissions and compliance. Euronav believes this will inevitably lead to a further reduction in older tonnage utlilisation at some point and ultimately drive their exit from the global tanker fleet.

A short-term inflection point in the tanker cycle has therefore remained elusive. However, asset prices, driven by higher steel prices, are higher across all age VLCC and Suezmax categories. A tapering of production cuts from OPEC+, now scheduled to deliver 2.1 million bpd of additional crude between May and July, should help improve the market. Every 1 million bpd of crude transit should translate into a requirement for 30 VLCCs. Finally, the return to the world economic order of legitimizing the “illicit” crude tanker trade with Iran could be the catalyst for older tonnage engaged in this trade to be recycled out of the global fleet.

So far in the second quarter of 2021, the Euronav VLCC fleet that operated in the Tankers International Pool has earned about USD 10,000 per day and 48% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 10,500 per day on average with 41% of the available days fixed.

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

SUSTAINABILITY ACTIVITY

Additional unsecured sustainability-linked facility
After the end of Q1, Euronav announced that it had signed an EUR 80 million unsecured revolving credit facility. This new facility, which was significantly oversubscribed, was concluded with a range of commercial banks and with the support of Gigarant.  Sustainability and emission reductions are key components of the margin pricing in the facility. The conclusion of this funding brings facilities with an integrated sustainability component to just under a third of Euronav’s total financing.

The facility will have a minimum duration of 3 years, with two 1-year extension options. A range of measurable sustainability features, such as year-on-year reduction in carbon emissions starting from 2021, will be supported by compliance with the Poseidon Principles. The following banks form the lending consortium, KBC, ABN Amro, Belfius, ING, Societé Generale, BNP Paribas and SEB, supported by Gigarant.

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	6 May 2021
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2021 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav210506ot4apnh0.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10154465/e66b611c53. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until May 13, 2021, beginning at 9 a.m. EST / 3 p.m. CET on 6 May 2021. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10154465.

*
*  *

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 6 May 2021 – 8 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual General Meeting: Thursday 20 May 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 47 VLCCs (two to be delivered), 28 Suezmaxes (Of which one is in a joint venture, two vessels that are time chartered in and two vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	March 31, 2021	December 31, 2020
ASSETS

Non-current assets
Vessels	3,160,234	2,865,308
Assets under construction	33,904	207,069
Right-of-use assets	63,926	52,955
Other tangible assets	1,627	1,759
Intangible assets	182	161
Receivables	58,496	55,054
Investments in equity accounted investees	56,557	51,703
Deferred tax assets	2,079	1,357

Total non-current assets	3,377,005	3,235,366

Current assets
Bunker inventory	33,834	75,780
Trade and other receivables	233,235	214,479
Current tax assets	136	136
Cash and cash equivalents	149,697	161,478

Total current assets	416,902	451,873

TOTAL ASSETS	3,793,907	3,687,239

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	673	935
Hedging reserve	(2,241)	(7,456)
Treasury shares	(164,104)	(164,104)
Retained earnings	463,946	540,714

Equity attributable to owners of the Company	2,239,971	2,311,786

Non-current liabilities
Bank loans	939,962	836,318
Other notes	198,413	198,279
Other borrowings	96,786	100,056
Lease liabilities	32,272	21,172
Other payables	5,236	6,893
Employee benefits	8,289	7,987
Provisions	1,080	1,154

Total non-current liabilities	1,282,038	1,171,859

Current liabilities
Trade and other payables	100,609	85,150
Current tax liabilities	930	629
Bank loans	33,921	20,542
Other borrowings	90,321	51,297
Lease liabilities	45,881	45,749
Provisions	236	227

Total current liabilities	271,898	203,594

TOTAL EQUITY and LIABILITIES	3,793,907	3,687,239

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2021	2020
	Jan. 1 - Mar. 31, 2021	Jan. 1 - Mar. 31, 2020
Shipping income
Revenue	113,423	416,668
Gains on disposal of vessels/other tangible assets	1,163	8,298
Other operating income	2,371	3,278
Total shipping income	116,957	428,244

Operating expenses
Voyage expenses and commissions	(21,187)	(32,679)
Vessel operating expenses	(56,145)	(53,930)
Charter hire expenses	(2,748)	(720)
Depreciation tangible assets	(83,836)	(82,291)
Depreciation intangible assets	(21)	(24)
General and administrative expenses	(14,298)	(16,401)
Total operating expenses	(178,235)	(186,045)

RESULT FROM OPERATING ACTIVITIES	(61,278)	242,199

Finance income	6,934	6,907
Finance expenses	(23,314)	(28,099)
Net finance expenses	(16,380)	(21,192)

Share of profit (loss) of equity accounted investees (net of income tax)	5,934	5,220

PROFIT (LOSS) BEFORE INCOME TAX	(71,724)	226,227

Income tax benefit (expense)	711	(614)

PROFIT (LOSS) FOR THE PERIOD	(71,013)	225,613

Attributable to:
Owners of the company	(71,013)	225,613

Basic earnings per share	(0.35)	1.05
Diluted earnings per share	(0.35)	1.05

Weighted average number of shares (basic)	201,677,981	215,078,497
Weighted average number of shares (diluted)	201,690,677	215,078,497

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Mar. 31, 2021	Jan. 1 - Mar. 31, 2020

Profit/(loss) for the period	(71,013)	225,613

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(262)	(167)
Cash flow hedges - effective portion of changes in fair value	5,215	(3,077)
Equity-accounted investees - share of other comprehensive income	295	(816)

Other comprehensive income (expense), net of tax	5,248	(4,060)

Total comprehensive income (expense) for the period	(65,765)	221,553

Attributable to:
Owners of the company	(65,765)	221,553

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	225,613	225,613
Total other comprehensive income (expense)	—	—	(167)	(3,077)	—	(816)	(4,060)
Total comprehensive income (expense)	—	—	(167)	(3,077)	—	224,797	221,553

Balance at March 31, 2020	239,148	1,702,549	132	(7,660)	(45,616)	644,855	2,533,408

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(71,013)	(71,013)
Total other comprehensive income (expense)	—	—	(262)	5,215	—	295	5,248
Total comprehensive income (expense)	—	—	(262)	5,215	—	(70,718)	(65,765)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(6,050)	(6,050)
Total transactions with owners	—	—	—	—	—	(6,050)	(6,050)

Balance at March 31, 2021	239,148	1,702,549	673	(2,241)	(164,104)	463,946	2,239,971

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Mar. 31, 2021	Jan. 1 - Mar. 31, 2020
Cash flows from operating activities
Profit (loss) for the period	(71,013)	225,613

Adjustments for:	92,364	90,484
Depreciation of tangible assets	83,836	82,291
Depreciation of intangible assets	21	24
Provisions	(65)	(119)
Income tax (benefits)/expenses	(711)	614
Share of profit of equity-accounted investees, net of tax	(5,934)	(5,220)
Net finance expense	16,380	21,192
(Gain)/loss on disposal of assets	(1,163)	(8,298)

Changes in working capital requirements	36,750	(348)
Change in cash guarantees	(4)	36
Change in inventory	41,946	39,285
Change in receivables from contracts with customers	(5,832)	9,783
Change in accrued income	(1,782)	7,157
Change in deferred charges	(9,604)	(5,540)
Change in other receivables	(1,087)	(50,843)
Change in trade payables	6,758	7,236
Change in accrued payroll	49	(529)
Change in accrued expenses	7,092	(4,886)
Change in deferred income	(2,863)	(2,560)
Change in other payables	1,763	2,024
Change in provisions for employee benefits	314	(1,511)

Income taxes paid during the period	290	232
Interest paid	(10,882)	(17,260)
Interest received	1,737	1,528
Dividends received from equity-accounted investees	1,375	1,500

Net cash from (used in) operating activities	50,621	301,749

Acquisition of vessels and vessels under construction	(227,210)	(100,508)
Proceeds from the sale of vessels	35,370	21,003
Acquisition of other tangible assets	(57)	(139)
Acquisition of intangible assets	(42)	(189)
Loans from (to) related parties	(129)	56
Lease payments received from finance leases	481	439

Net cash from (used in) investing activities	(191,587)	(79,338)

Proceeds from new borrowings	340,899	248,129
Repayment of borrowings	(160,271)	(349,754)
Repayment of lease liabilities	(12,995)	(7,882)
Repayment of commercial paper	(24,623)	(89,640)
Repayment of sale and leaseback	(5,589)	(4,096)
Dividends paid	(6,056)	(3)

Net cash from (used in) financing activities	131,365	(203,246)

Net increase (decrease) in cash and cash equivalents	(9,601)	19,165

Net cash and cash equivalents at the beginning of the period	161,478	296,954
Effect of changes in exchange rates	(2,180)	(3,955)

Net cash and cash equivalents at the end of the period	149,697	312,164

of which restricted cash	—	—